ANY REPLY OR SUBSEQUENT REFERENCE SHOULD BE ADDRESSED TO

THE FINANCIAL SECRETARY AND THE FOLLOWING REFERENCE NUMBER QUOTED:-

Telephone No. 92-28600-16

Website: http://www.mof.gov.jm

Email: info@mof.gov.jm

MINISTRY OF FINANCE AND PLANNING 30 NATIONAL HEROES CIRCLE P.O. BOX 512 KINGSTON JAMAICA

March 23, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Government of Jamaica — Registration Statement No. 333-178979

Ladies and Gentlemen:

On behalf of the Government of Jamaica and pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, I request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m. on March 27, 2012, or as soon as practicable thereafter.

Very truly yours,

/s/ Dr. Peter D. Phillips PhD
Dr. Peter D. Phillips PhD
Minister of Finance and Planning
duly authorized
for and on the behalf of THE GOVERNMENT OF JAMAICA

cc:	Ellie Bavaria